SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 24, 2009

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis shareholders approve 25% dividend increase at 2009 Annual General Meeting

•                  Shareholders approve dividend of CHF 2.00 per share for 2008, a 25% increase from 2007 and representing a payout of 53% of net income from continuing operations

•                  Shareholders support recommendation of Novartis Board of Directors for all proposed resolutions

•                  Novartis reaffirms underlying Group net sales growth outlook, but results for 2009 first quarter to be severely impacted by adverse currency movements

•                  William Brody, M.D.,Ph.D. elected to the Board of Directors; re-elected to the Board are Srikant Datar, Ph.D., Andreas von Planta, Ph.D., Dr. Wendelin Wiedeking and Rolf Zinkernagel, M.D.

Basel, February 24, 2009 — Novartis shareholders today followed the Board of Directors’ recommendations for all proposed resolutions at the Group’s Annual General Meeting. These included a 25% increase in the dividend payment for 2008, the rejection of the introduction of a consultative vote on the remuneration report and the election of William Brody, M.D., Ph.D. as a new Board member.

A total of 2,428 shareholders were present at the meeting held in Basel, representing 1.32 billion shares and 49.9% of the 2.64 billion issued shares of Novartis.

“Our strategically diversified healthcare portfolio enables us to mitigate risks and sustain performance in a time of recession. Thanks to our strong results in 2008, I am pleased that we could for the 12th consecutive year increase our dividend, delivering total shareholder return at a compounded annual growth rate of 8.3% over the past 6 years, outpacing the world market and world pharma indices,” said Dr. Daniel Vasella, Chairman and CEO of Novartis. “Our business success allowed us to contribute programs valued at over USD 1.2 billion, respectively 3% of our revenue to help patients in need, reaching 74 million patients in 2008.”

Despite uncertainties given the impact of the financial crisis, underlying business growth to date in 2009 has been in line with the Group’s previous full-year expectations for net sales growth at a mid-single-digit rate in local currencies (barring unforeseen events). At the same time, operating and net income growth for the 2009 first quarter are - based on current market conditions - expected to be 8% to 10% points negatively impacted by adverse currency movements and the stronger US dollar (the Group’s reporting currency) compared to the 2008 first quarter. Other factors set to weigh on first-quarter 2009 profit growth include the lack of exceptional gains, which supported results in the first quarter 2008, and higher Development, Marketing & Sales investments in the Pharmaceuticals Division mostly due to a different timing of these expenses over 2009 as compared to 2008.

Shareholders approved a dividend payment of CHF 2.00 per share for 2008 compared to CHF 1.60 in 2007. This marks the twelfth consecutive higher payout per share since the creation of Novartis in December 1996 and represents a payout ratio of 53% of net income from continuing operations. The payment date for the 2008 dividend has been set for February 27, 2009.

Shareholders rejected the proposal from Ethos and eight other shareholders to amend the article of incorporation requesting that the General Meeting hold an annual consultative vote on the remuneration report. Novartis already publishes a yearly remuneration report as part of its annual report which complies with all Swiss requirements.

Professor William Brody, M.D., Ph.D. was elected to the Board of Directors for a three year term beginning immediately after his election. Professor Brody was President of the Johns Hopkins University in Baltimore, USA until the end of 2008 and is President-designate of the Salk Institute in La Jolla, USA. He meets the independence criteria for members of the Novartis Board of Directors. Professor Brody is a member of the Board of Directors of IBM, AEGON USA and Mercantile Bankshares Corporation. In addition, he is a member of numerous professional associations and serves on the advisory boards of various government and non-profit organizations.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by terminology such as “outlook,” “to be,” “expectations,” “expected,” “set,” or similar expressions, or by express or implied discussions regarding potential future sales or earnings of the Novartis Group or any of its divisions or business units. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results. In particular, management’s expectations could be affected by, among other things, the uncertain outcome and progress of the ongoing global financial and economic crisis; uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection, including the uncertainties involved in the US litigation process; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, preventive vaccines, diagnostic tools, cost-saving generic pharmaceuticals, and consumer health products. Novartis is the only company with leading positions in these areas. In 2008, the Group’s continuing operations achieved net sales of USD 41.5 billion and net income of USD 8.2 billion. Approximately USD 7.2 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 96,700 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
Ruth Metzler-Arnold	+41 61 324 9980	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
John Gilardi	+41 61 324 3018	Jill Pozarek	+1 212 830 2445
Thomas Hungerbuehler	+41 61 324 8425	Edwin Valeriano	+1 212 830 2456
Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: February 24, 2009	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting